UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                                  Myrexis, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    62856H107
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                                 (CUSIP Number)

                                 Mark Goldstein
                     First Eagle Investment Management, LLC
                           1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 698-3101
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 29, 2010
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                          (Date of Event which Requires
                            Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      62856H107            SCHEDULE 13D/A            PAGE 2 OF 6 PAGES
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    1       NAME OF REPORTING PERSON

            First Eagle Investment Management, LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [x]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                        [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                2,486,325
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
 OWNED BY            ---------------------------------------------------------
  EACH                   9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     2,486,325
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,486,325

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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.85%
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    14      TYPE OF REPORTING PERSON*

            IA
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CUSIP NO.      62856H107            SCHEDULE 13D/A            PAGE 3 OF 6 PAGES
-------------------------                                  --------------------

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    1       NAME OF REPORTING PERSON

            First Eagle Value in Biotechnology Master Fund Ltd.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            WC
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                        [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
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                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    1,604,546
 OWNED BY            ---------------------------------------------------------
  EACH                   9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,604,546
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,604,546

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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.36%
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    14      TYPE OF REPORTING PERSON*

            CO
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CUSIP NO.      62856H107            SCHEDULE 13D/A            PAGE 4 OF 6 PAGES
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ITEM 1.     SECURITY AND ISSUER.

        This constitutes Amendment No. 1 (this "Amendment") to the Schedule 13D previously filed by the Reporting Persons on December 24, 2010 (the "Original
Schedule 13D") with respect to shares of common stock, $.01 par value per share (the "Shares"), of Myrexis, Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13D. This Amendment amends Items 4 and 5 as set forth below.

ITEM 4.	    PURPOSE OF TRANSACTION.

The Reporting Persons have acquired additional Shares for investment purposes in the ordinary course of business.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties with respect to the Reporting Persons' investment in the Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional Shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.


ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY.

(a) As of the close of business on September 30, 2010, (i) FEIM is deemed to be the beneficial owner of 2,486,325 Shares, constituting approximately 9.85% of the Shares outstanding (which includes the Shares as to which FEVIB may be deemed to be the beneficial owner) and (ii) FEVIB is deemed to be the beneficial owner of 1,604,546 Shares, constituting approximately 6.36% of the Shares outstanding. The aggregate percentage of Shares reported herein is based upon 25,241,469 Shares outstanding, which is the total number of Shares outstanding as of September 7, 2010 as reported in the Issuer's Annual Report on Form 10-K filed on September 13, 2010 for the period ended June 30, 2010.

(b) By virtue of investment management agreements with its clients, including with FEVIB, FEIM shares with such clients voting and dispositive powers over the 2,486,325 Shares reported herein, which powers are exercised by the Principal and the Portfolio Managers.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. Except as otherwise indicated, all of the transactions in Shares listed on Schedule A hereto were effected in the open market.

(d) Clients of FEIM, including FEVIB, have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, the Shares reported herein.

(e) Not applicable.


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CUSIP NO.      62856H107              SCHEDULE 13D/A          PAGE 5 OF 6 PAGES
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 30, 2010

                                      FIRST EAGLE INVESTMENT MANAGEMENT, LLC

                                      By: /s/ Mark Goldstein
                                      ----------------------
                                      Name:  Mark Goldstein
                                      Title: Senior Vice President


				      FIRST EAGLE VALUE IN BIOTECHNOLOGY MASTER
				      FUND LTD.

			              By: FIRST EAGLE INVESTMENT MANAGEMENT, LLC,
				      Its Investment Manager

                                      By: /s/ Mark Goldstein
                                      ----------------------
                                      Name:  Mark Goldstein
                                      Title: Senior Vice President



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CUSIP NO.      62856H107             SCHEDULE 13D/A           PAGE 6 OF 6 PAGES
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                                   SCHEDULE A

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.

Date of Transaction    Shares Purchased (Sold)     Price Per Share ($)*
-------------------    -----------------------     -------------------

     09/28/10 ** 	       29,785 	 	      3.85
     09/29/10 **	       28,048                 3.85
     09/30/10 **	       18,771		      3.82


* 	Excluding commissions.

**	Trade effected by FEIM



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